Free Writing Prospectus

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-141142
May 14, 2007

FWP

AECOM TECH CFO DISCUSSES IPO
MARKETWATCH INTERVIEW
of
Michael S. Burke,
Aecom Technology Corporation
by
Steve Gelsi, MarketWatch
Friday, May 11, 2007

Interviewer:

This is Steve Gelsi with MarketWatch. Well, joining us is Michael S. Burke. He is the Chief Financial Officer of Aecom Technology Corporation celebrating its initial public offering on the New York Stock Exchange. Michael, thanks for joining us.

Burke:	Thank you, Steve.

Interviewer:	So, Aecom Technology, tell us about the Company. I guess you’re in the business of engineering, architecture, construction, that kind of thing?

Burke:

Yes, we are, Steve. We’re a global company with 30,000 employees working in 60 countries across all continents engaged in the planning, design and engineering work for some of the most complex iconic projects around the globe.

Interviewer:

So, you priced a 35.15 million shares at $20 a share, that was the top of the range. You raised $700 million bucks. The stock is now trading at $21.74. Obviously Wall Street seems to like this deal, why is that the case, you think?

Burke:

You know, we are participating in some of the most exciting, high growth markets around the world. We perform our business in three end markets in facilities, transportation and environmental infrastructure work. And, the infrastructure market around the world is the strongest it’s ever been and I believe the investors are recognizing the great growth opportunities in those markets and our ability to execute on those markets as we have done for many years.

Interviewer:

So in the U.S., we are seeing a bit of a housing slow down, I don’t know if that effects you very much. But globally, where are the hotspots right now? I guess you’re doing some projects in the Middle East or something, or how about China?

Burke:

Yes. We’re doing business in all of those markets, Steve. Right now in the Middle East, we have 1500 engineers and employees in the Middle East, primarily in Dubai, Abu Dhabi and that market is exploding as you can imagine. Also, we have a very strong presence in Hong Kong and China. We have about 3500 employees in that region and we are the largest engineering consulting firm in Hong Kong and so we’re well positioned to take advantage of those very high growth markets in both China as well as the Middle East.

Interviewer:

Now, one thing that’s a little bit different about Aecom is that you’re 55% employee-owned. Does that effect your growth story going forward? Are you going to grow perhaps not as quickly because you have — you’re sharing the profits with so many employees, or? How does Wall Street sort of view that aspect of the Company?

Burke:

You know, we find that to be a very important differentiator. We have 30,000 employees and 10,000 of those employees are shareholders. And, it’s those employee shareholders that think and act like shareholders every day of the week that have contributed to our success for the past 17 years and we fully expect them to continue to contribute to that success and experience the same growth going forward.

Interviewer:	And, I wanted to point out the ticker symbol is ACM. And, why did you decide to go public now?

Burke:

You know, we have had a great track record of both organic growth as well as growth through M and A and going public at this time will provide us that capital to continue to take advantage of these growth opportunities and continue to take advantage of the very significant growth that we are experiencing around the world and I think having that capital will be very helpful to continue on that same growth curve.

Interviewer:

Okay, and one more quick question. The Company does post net income. You’re in the black. Did you feel that this was very important to be able to show that you are a profitable company before going public or other companies want to present themselves as a growth story and they may not have as big of a bottom line.

Burke:

You know, we’ve been a private company for 17 years but we have managed this Company as if we were a public company. We have had net income every single year of those 17 years and we fully expect to continue that going forward. So, we do believe that it’s important to be —not only be growing but being growing — growing profitably.

Interviewer:	And, acquisitions, are they in the picture for you, you think?

Burke:

Yes, we have, we have a long track record of doing strategic acquisitions. We’ve done 30+ acquisitions in the past 10 years and we will continue to look for acquisitions to fill out our expertise, our service lines and our geographies, with the end goal of ensuring that we have the widest global footprint of any engineering firm in the sector that will allow us to serve our clients wherever they might have a need.

Interviewer:	Okay, Michael Burke from Aecom Technology Corp. Thanks for joining us.

Burke:	Thank you, Steve. Have a nice day.

Interviewer:	This is Steve Gelsi with MarketWatch in New York.